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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                      VININGS INVESTMENT PROPERTIES TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  927428 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Peter D. Anzo
                     President and Chief Executive Officer
                      Vinings Investment Properties Trust
                       3111 Paces Mill Road, Suite A-200
                               Atlanta, GA 30339
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               April 29, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927428 20 1                  13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Phill D. Greenblatt


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Colorado
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    61,917
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    61,917
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      61,917 shares of beneficial interest
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      5.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    927428201                 13D



ITEM 1.  SECURITY AND ISSUER
----------------------------

     The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), Of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 2839 Paces Ferry Road, Suite 1170, Atlanta, GA 30339.



ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     (a)  Name:

          Phill D. Greenblatt ("Mr. Greenblatt")


     (b)  Business Address:

          3033 East First Avenue
          Suite 805
          Denver, CO  80206


     (c)  Principal Occupation:  Name and address of Principal Business
          Address:

          President
          p.d.g. Real Estate
          3033 East First Avenue
          Suite 805
          Denver, CO  80206


     (d) and (e) During the last five years Mr. Greenblatt has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


     (f)  Citizenship: United States



Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     On April 29, 1999, Mr. Greenblatt purchased 29,412 Preferred Units of Vinings Investment Properties, L.P. (the "Operating Partnership"), which is a subsidiary of the Trust for an aggregate purchase price of $125,000. The Preferred Units are convertible on a one-for-one basis into Shares of the Trust, at any time after April 29, 2000 at the option of the holder, or at the election of the Trust, for cash equal to the fair market value of such Shares at the time of the conversion.

     The source of the funds for the purchase of the 29,412 Preferred Units of the Trust was from personal funds of Mr. Greenblatt.



Item 4.  Purpose of Transaction.
---------------------------------

     As described in Item 3 above, Mr. Greenblatt purchased 29,412 Preferred Units of the Trust in a private transaction that was completed on April 29, 1999 and which may be converted at any time after April 29, 2000, as described in
Item 3 above, for investment purposes only.

     Mr. Greenblatt has no present plan to acquire additional securities of the Trust; however, no assurance can be given that Mr. Greenblatt may not from time to time acquire additional securities of the Trust depending upon future market conditions. Except as set forth herein and except as may be required to carry out his duties and responsibilities as a trustee of the Trust, Mr. Greenblatt has no present plan or proposal, which would relate to or would result in:

     (a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation involving the Trust or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

     (d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Trust;

     (f) any other material change in the Trust's business or corporate structure;

     (g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

     (h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) The aggregate number of Shares of the Trust beneficially owned by Mr. Greenblatt is 61,917, representing 5.44% of the issued and outstanding Shares as of the date hereof.

     Of the 61,917 Shares beneficially owned by Mr. Greenblatt, 8,500 Shares are in the form of options issued under the Trust's 1997 Stock Option and Incentive Plan which Mr. Greenblatt has the right to acquire and 29,412 Shares are the Preferred Units described in Item 3 above which are eligible for conversion at any time after April 29, 2000.

     (b) Mr. Greenblatt has sole power to vote and sole power to dispose of 61,917 Shares of the Trust.

     (c) Mr. Greenblatt has not effected any transactions in the Shares of the Trust during the past 60 days.

     (d) Upon conversion of the Preferred Units of the Operating Partnership into Shares, Mr. Greenblatt would be entitled to receive dividends on the Shares and any proceeds from a sale of the Shares.

     (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------------

None.



Item 7.  Material to be Filed as Exhibits.
------------------------------------------

None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  10/8/00
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Phill D. Greenblatt
                                        ----------------------------------------
                                                     Phill D. Greenblatt



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).